As filed with the Securities and Exchange Commission on November 18, 2004
                                                          Registration No. _____


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                            DIAMOND RANCH FOODS, LTD.
                 (Name of Small Business Issuer in its charter)


                       NEVADA                          20-1389815
--------------------------------------------------------------------------------
              (State or other jurisdiction of       (I.R.S. Employer
              incorporation or organization)       Identification No.)


              555 WEST STREET, NEW YORK, NY                            10014
--------------------------------------------------------------------------------
              (Address of principal executive officers)               (Zip Code)


Issuer's telephone number:  (212) 807-7600
                          ----------------

Securities to be registered under Section 12(b) of the Act:

                  Title of each class       Name of each exchange on which
                  to be so registered       each class is to be registered

                            N/A                       N/A

Securities to be registered under Section 12(g) of the Act:

                         COMMON STOCK, PAR VALUE $0.0001
                                (Title of Class)

                            DIAMOND RANCH FOODS, LTD.

                                TABLE OF CONTENTS

PART I                                                                                           PAGE
                                                                                                 ----

Item 1.           Description of Business                                                          3

Item 2.           Management's Discussion and Analysis or Plan of Operation                        8

Item 3.           Description of Property                                                          8

Item 4.           Security Ownership of Certain Beneficial Owners and Management                   9

Item 5.           Directors and Executive Officers, Promoters and Control Persons                10

Item 6.           Executive Compensation                                                         12

Item 7.           Certain Relationships and Related Transactions                                 13

Item 8.           Description of Securities                                                      13


PART II

Item 1.           Market Price of and Dividends on the Registrant's Common Equity
                  and Related Stockholder Matters                                                14

Item 2.           Legal Proceedings                                                              15

Item 3.           Changes in and Disagreements with Accountants                                  15

Item 4.           Recent Sales of Unregistered Securities                                        15

Item 5.           Indemnification of Directors and Officers                                      15


PART F/S

Financial Statements                                                                             16


PART III

Item 1.           Index to Exhibits                                                              16

Item 2.           Description of Exhibits                                                        16

                  Signatures                                                                     17

                                     PART I

ITEM 1.     DESCRIPTION OF BUSINESS

Our company was incorporated, as Jerry's Inc., in the State of Florida on November 30, 1942. The company ceased operations in 1998 and remained dormant until March of 2004 when we moved our domicile to Nevada and changed our name to Diamond Ranch Foods, Ltd.

We are engaged in the meat processing and distribution industry. Our operations consist of packing, processing, custom meat cutting, portion controlled meats, private labeling, and distribution of our products to a diversified customer base, including, but not limited to; in-home food service businesses, retailers, hotels, restaurants and institutions, deli and catering operators, and industry suppliers.

We became the  distributor  and  processor of the "All American  Hamburger"  and
other  meat   products   through  the   acquisition   of  MBC  Foods,   Inc.,  a
second-generation family owned business on May 1, 2004.

In addition to servicing our customers with a full line of fresh meats, we also produce private-labeled and "branded" hot dogs and meats for the Hebrew National(R) Deli line in the New York Metropolitan area, as well as private-label Sabrett(R) Hamburgers for Marathon Foods.

Our company is located at 555 West Street, New York, NY 10014.

HISTORY AND COMPANY DEVELOPMENT

Our company was originally incorporated in the State of Florida in 1942 as Jerry's Inc. In 2004 we moved our domicile to Nevada and changed our corporate name to Diamond Ranch Foods, Ltd,

On May 1, 2004 we issued 31,607,650 restricted shares of common stock and acquired MBC Foods, Inc as a wholly owned subsidiary.

We have undergone no bankruptcy, receivership or similar proceedings.

We will seek to raise additional capital through the sale of common stock to fund the expansion of our company. There can be no assurance that we will be successful in raising the capital required and without additional funds we would be unable to expand our plant, acquire other companies or increase out sales volume.


PRODUCTS AND SERVICES

Our operations are centrally located in the Gansevoort district of New York City, which is located near our current client base and potential new customers.

Products

We offer the following products, which we can prepare either fresh, frozen, or vacuum-packed:

All-American Hamburger: We offer a proprietary-formulated hamburger called the All American Hamburger. Sizes range from 2 oz. to 12 oz. and come in round, oval, or square, as well as custom shapes.

McLeod Brand: Our 4oz. McLeod's Beef Burgers, Chicken Patties and Turkey Patties are packaged for the retail customer and can be used for grilling purposes.

Hebrew National(R) Line
Quality hot dogs
Seasoned pastramis
Corned Beef

Fresh Meats
Beef, including steaks, roasts and ribs
Poultry
Pork
Veal Cutlets
Lamb
Gourmet cheeses, Oils and other food items

Variety Meats
Frog
Quail, Rabbit
Wild game (venison, boar, duck and more)

Custom Cuts and Butchering

Our butchers can process any meats as either traditional cuts or custom orders according to customer specifications. We specialize in timely delivery and service of such custom products, which can include steaks, chops and other meats, with selections from fresh or frozen packaging.

Private Labeling

Our designers can custom design any type of package to fit our clients' and their products' needs. We are able to produce small or large quantities of our customers' products so as not to alienate potential customers by the size of their business.

Distribution

Our fleet of refrigerated trucks delivers orders throughout the NY Metropolitan area. We can also ship anywhere from coast to coast via common carrier, including Hawaii, Alaska and Canada.

Our delivery truck fleet consists of six (6) vehicles described as follows:

1999 Mitsubishi FEHD Truck 2001 Mitsubishi FEHD Truck 2002 UD Nissan 1400 2003 GMC 4500 2004 Mitsubishi FH 210T 2004 Mitsubishi FH 210T

Equipment

We lease or own a variety of meat processing equipment, including, but not limited to:

Band Saws
Hamburger Formation Machines
Grinders
Overwrap Machines
Stainless Steel Tables
Digital Scales
Pallet Jacks
Platform Scales

All of the refrigeration equipment, a combination of approximately 10 compressor units contained within the premises, is owned by the Company.

Safety

In order to meet the public's expectation for safe food produced in a competitive market environment, we safeguard our products to prevent food safety hazards by adhering to the USDA's Hazard Analysis of Critical Control Points (HACCP) system. Through the years, we have attempted to preserve our reputation and branded products by addressing the vital components of meat processing, such as sanitary plant conditions, regulated processing controls, observance of USDA inspections, and constant monitoring of procedures and standards to guarantee that our systems meet the increasing demands of our customers.

Customers

Our customers include:

J.P. Morgan Chase Executive Dining Room
TGI Friday's
Madison Square Garden
Houlihan's
Boulder Creek Steak Houses
Dallas BBQ
The Old Drover's Inn
Memorial Sloan Kettering Hospital
The Hilton Group
Mickey Mantle's Steak House
Sparks Steak House

We manufacture and private label quality meats for local supermarkets including:

A&P Food Basic Stores
Farmer John's
Key Foods
Associated Food Stores

Competition

Our competition can be divided into two (2) primary categories. First, there are the large full line foodservice distributors, such as US Foodservice, Sysco Foods, DiCarlo Distributors, Landmark, and J. Kings. Second, there are the smaller independent jobbers.

Our advantages over the large foodservice distributors are as follows:

1) We have an USDA inspected facility with daily fresh custom cutting of all meats and daily fresh manufacturing of the All American Burger.

2) We make available daily deliveries with less stringent minimum order amounts. Many restaurants in the inner city do not have enough refrigerator or freezer storage space affording them a minimum of 2-3 deliveries per week.

3) We have the flexibility within our location for customers to make "last minute" call-in orders for the same day delivery or second same day deliveries for emergency situations. We have no cut-off times.

4) We purchase our raw product on a daily basis. This allows us to react much faster to fluctuation in market conditions whereby the larger foodservice houses cannot because of enormous inventories.

5) Our overall overhead is lower. The cost of our operations in proportion to our sales volume affords us the ability to be price competitive.

Our advantages over the small independent jobbers are as follows:

1) Since we operate an USDA inspected warehouse that enables us to custom cut and manufacture, we have the ability to eliminate the "middle man" in the chain of supply. We benefit with the additional gross profit because we also act as a supplier of our custom cut, manufactured goods to the independent jobber.

2) We have a facility to store inventory. This allows us to "buy in" during favorable market conditions and thus, be more price competitive.

3) The location of our facility allows us to satisfy last minute and emergency orders. Once the independent jobber vacates the "Meat Market" premises, he is incapable of filling any additional deliveries or providing service to his customers.

4) We have the ability to distribute to large retail accounts based on our USDA Inspection and Product Liability Insurance. We can offer private labeling and custom packaging to any retail chain.

RISK FACTORS

An investment in our securities is highly speculative, involves a high degree of risk and is suitable only for investors with substantial means who can bear the economic risk of the investment for an indefinite period of time, have no need for liquidity of the investment, and have adequate means of providing for their current needs and contingencies. An investment in the securities should be made only by persons able to bear the risk in the event the investment results in a total loss.

1.) RISK OF LOSS OF INVESTMENT DUE TO HIGHLY COMPETITIVE NATURE OF OUR INDUSTRY.

A majority of the meat packing industry is dominated by four multinational firms. Consolidation and low-cost labor have helped these firms dominate the U.S. industry. Labor cuts by these conglomerates have been due to a decline in unionization and increase in the use of immigrant workers. Potential customers may overlook the Company's products and services because of their inability to institute competitive pricing, availability, and favorable delivery methods as compared to those services provided by the dominant industry players.

2.) RISK OF DEPENDENCE ON KEY PERSONNEL.

The Company is dependent on its present officers and directors, primarily Joseph Maggio, Chairman and CEO. The success of the company is dependent on Mr. Maggio and his management team. Should one or more of these individuals cease to be affiliated with the Company before acceptable replacements are found, there could be a material adverse effect on the Company's business and prospects. We depend substantially on the continued services and performance of our senior management and, in particular, their contracts and relationships, especially within the meat, poultry, and food businesses.

3.) RISK OF LOSS OF AVAILABILITY OF RAW MATERIALS.

The success of the business is contingent on a variety of external factors, such as the availability of healthy livestock at reasonable market prices. The possible introduction of disease into the U.S. national cattle herd, whether unintentionally or as a terrorist act, has been a recent consideration by the Department of Homeland Security (DHS). The U.S. slaughters about 35 million head of cattle per year and is the world's largest beef producing country. Should serious disease occur, no matter how dangerous to human health, the results could be catastrophic to the U.S. economy, as well as a possible cessation of business operations for an undetermined period of time.

4.) RISK OF ENVIRONMENTAL CONDITIONS AND BUSINESS CLIMATE.

We are a small to medium-sized processing facility, and we rely on custom manufacturing for area restaurants and growing niche markets of consumers desiring locally-produced foods for revenue. Customers rely on the consistency in both quantity and quality of the company's products and should that diminish in any way, they could seek products from the competition. Such a loss in sales could effect our revenues and our ability to continue operations.

5.) RISKS OF REDUCED LIQUIDITY OF "PENNY STOCKS."

The Securities and Exchange Commission has adopted regulations that generally define a "penny stock" as any equity security that has a market price of less than $5.00 per share and that is not traded on a national stock exchange, NASDAQ or the NASDAQ National Market System. Now, or sometime in the future, penny stocks could be removed from NASDAQ or the NASDAQ National Market System or the securities may become subject to rules of the Commission that impose additional sales practice requirements on broker-dealers effecting transactions in penny stocks. In most instances, unless the purchaser is either (i) an institutional accredited investor, (ii) the issuer, (iii) a director, officer, general partner or beneficial owner of more than five percent (5 %) of any class of equity security of the issuer of the any stock that is the subject of the transaction, or (iv) an established customer of the broker-dealer, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's prior written consent to the transaction. Additionally, on any transaction involving a penny stock, the rules of the Commission require, among other things, the delivery, prior to the transaction, of a disclosure schedule prepared by the Commission relating to the penny stock market and the risks associated with investing in penny stocks. The broker dealer also must disclose the commissions payable to both the broker-dealer and registered representative and current quotations for the securities. Finally, among other requirements, monthly statements must be sent to the purchaser of the penny stock disclosing recent price information for the penny stock held in the purchaser's account and information on the limited market in penny stocks. Consequently, the penny stock rules may restrict the ability of broker-dealers to sell the securities and may affect the ability of purchasers in this Registration Statement to sell the securities in the secondary market.

GOVERNMENT APPROVAL & REGULATION

We have filed Grants of Inspection with the U.S. Department of Agriculture and are approved to operate as an USDA certified meat processing establishment. We currently operate as establishment number "EST. 5099" as indicated inside the USDA mark of inspection displayed on all of our processed meat items and establishment number "EST. P-20622" for our processed poultry items. The USDA considers our business a "Small Plant" operation since we employ a staff of 20-500 personnel.

We adhere to the Hazard Analysis and Critical Control Point (HACCP) system established by the USDA and endorsed by the National Academy of Sciences and the National Advisory Committee on Microbiological Criteria for Foods. The HACCP approach is a system of checks and balances that focuses on identifying and preventing hazards from contaminating food, permits more efficient and effective government oversight on establishments and their compliance of food safety laws on a continuing basis, while placing responsibility on the food manufacturer or distributor for ensuring appropriate food safety.

We comply with the USDA Label Regulations on all packages, containers, and boxes used to transport any meat and/or poultry products; including, but not limited to: Product Name, Product Description, Ingredients, and Nutrition Facts Panel.

Furthermore,  we must comply with the Standard Sanitation Operational Procedures
(SSOP) that we have developed in accordance with the USDA to prevent direct contamination or adulteration of our products. The SSOPs are implemented and maintained on a daily basis and are relevant to the entire establishment and all shifts of operation. The SSOPs are signed and dated by the individual with overall authority on-site or a member of our management team and are verified for adherence by a USDA certified inspector.

We are a federally-recognized establishment, thus, inspections by a USDA certified inspector occur on a daily basis.

We are not subject to inspection by any city or state authority.

RESEARCH & DEVELOPMENT

We anticipate incurring material research and development costs during the next 12 months which we will pay for by selling our common stock. Additionally, we anticipate the acquisition or sale of material property, plant or equipment during the next 12 months. We have acquired the assets and assumed the liabilities estimated at a fair value of $25,950 when we acquired MBC Foods, Inc. during the first quarter ended June 30, 2004.

EMPLOYEES

We currently have twenty-nine (29) paid full-time employees. We assess employee relations to be exceptional. Mr. Maggio, our Chief Executive Officer, and the rest of the management team, devote one hundred percent (100%) of their professional time to running our company.

ITEM 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

We began generating revenues in May 2004 upon acquiring 100% of the issued and outstanding shares of capital stock of MBC Foods, Inc. Prior to May 2004, we had no active operations and had incurred a net loss of approximately $49,603 for the year ended March 31, 2004.

Audited comparisons of results of operations and financial position can be made upon year end on March 31, 2005.

The following is a summary of the unaudited interim financial information for the six months ended September 30, 2004:

Net Sales:                                                         $  4,782,275
Cost of Sales:                                                        4,144,160
Gross Profit:                                                           638,115
Gross Profit as % of Sales:                                               13.34%
Operating expenses:
Payroll:                                                           $    479,247
Factoring Fee:                                                          124,605
General and Administrative:                                             449,433
Total operating expenses:                                             1,053,285
Loss from Operations:                                                  (415,170)
Interest expense:                                                        (3,540)
Net loss:                                                          $   (418,710)
Loss per Common Share:                                             $       (.01)


SALES

Our revenues from operations for the six months ended September 30, 2004 were $4,782,275, and were generated from the sale of our meat products and services.

COST OF SALES AND GROSS PROFIT

Our cost of sales for the six months ended September 30, 2004 was $4,144,160, generating a gross profit of $638,115 (13.34%).

ITEM 3.     DESCRIPTION OF PROPERTY

We lease our operating facility from the City of New York on a month-to-month basis. The facility consists of 7,000 sq. ft. with two (2) loading docks on each side of the plant and a separate poultry section.

We have targeted several businesses for acquisition in New York City. We would acquire 100% of the stock and operations of these entities, including, without limitation, all rights, title know-how, assignment of property leases, equipment, furnishings, inventories, processes, trade names, trademarks, goodwill, and other assets of every nature used in the entities' operations.

All of the facilities that are intended for acquisition are centrally located within the historic Gansevoort market in lower Manhattan, thus affording the company to capitalize on the economies of scale for delivery, purchasing, and other daily operating responsibilities.

If we were successful in raising funds through the sale of our common stock, and were able to enter into negotiations for the purchase of any and/or all of the selected like-minded businesses, we intend to continue operations in such facilities while maintaining their current principals to continue the day-to-day operations.

No negotiations have taken place, and no contracts have been entered into to purchase any such properties as described herein. We assume that if such purchase(s) were to be completed, funds would be required to renovate the existing facilities, as well as improve or replace machinery as prescribed by the existing landlord or pursuant to USDA regulation.

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of November 18, 2004, information regarding the beneficial ownership of our common stock with respect to each of our executive officers, each of our directors, each person known by us to own beneficially more than 5% of the common stock, and all of our directors and executive officers as a group. Each individual or entity named has sole investment and voting power with respect to shares of common stock indicated as beneficially owned by them, except where otherwise noted.

                      NAME AND                               COMMON SHARES                 PERCENTAGE OF
                     ADDRESS OF                              BENEFICIALLY                      COMMON
                BENEFICIAL OWNER (1)                           OWNED (2)                       STOCK
------------------------------------------------------------------------------------------------------------------
Joseph Maggio                                                   4,400,000                      7.80%

Louis Vucci, Jr.                                                4,400,000                      7.80%

Philip Serlin                                                   4,400,000                      7.80%

William DeMarzo                                                 3,000,000                      5.32%

Paul Aloisio                                                    3,000,000                      5.32%

Henry Guerra                                                    4,400,000                      7.80%

John Maggio                                                     4,400,000                      7.80%
                                                                =========                      ====

All Officers and Directors as a group (7 in number)            28,000,000                      49.63%


     (1) Unless otherwise stated, the address of all persons is 555 West Street, New York, NY 10014.

     (2) The information contained in this table with respect to beneficial ownership reflects "beneficial ownership" as defined in Rule 13d-3 under the Exchange Act. All information with respect to the beneficial ownership of any shareholder has been furnished by such shareholder and, except as otherwise indicated or pursuant to community property laws, each shareholder has sole voting and investment power with respect to shares listed as beneficially owned by such shareholder. Pursuant to the rules of the Commission, in calculating percentage ownership, each person is deemed to beneficially own shares subject to options or warrants exercisable within 60 days of the date of this Filing, but shares subject to options or warrants owned by others (even if exercisable within 60 days) are deemed not to be outstanding.

CHANGES IN CONTROL

We are unaware of any contract or other arrangement, the operation of which may, at a subsequent date, result in a change in control of our Company. Presently in the by-laws there are no provisions that could delay a change in control of the Company.

ITEM 5.     DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth certain information regarding our current directors and executive officers.

          NAME                                  POSITION                  AGE

Joseph Maggio            Chairman/CEO/Director                            47
Louis Vucci, Jr.         President/Director                               35
Philip Serlin            Chief Operations Officer/Director                63
William DeMarzo          CFO                                              48
Paul Aloisio             Executive Vice President                         55
Henry Guerra             Director                                         62
John Maggio              Director                                         73


Joseph Maggio, Chairman, Chief Executive Officer, Director

Mr. Joseph Maggio has been our Chairman, CEO, and Director since March 8, 2004. Prior to this date, Mr. Maggio was employed by MBC Foods, Inc. as a purchasing agent, salesman, and manager of plant employees.

Mr. Maggio devotes 100% of his time as our Chairman and Chief Executive Officer.

Louis Vucci, Jr., President, Director

Mr. Louis Vucci, Jr. has been our President and Director since March 8, 2004. Prior to this date, Mr. Vucci was President of Vucci Foods, Inc., a meat distribution company, whose operations were integrated into MBC Foods, Inc. in 2003. Mr. Vucci specialized in sales account management and expansion.

Mr. Vucci devotes 100% of his time as our president.

Philip Serlin, Chief Operations Officer, Director

Mr. Philip Serlin has been our Chief Operations Officer and Director since March 8, 2004. Mr. Serlin became the Chief Operations Officer of MBC Foods, Inc. in 1999 after he integrated his company, PHS Ship Supply Corp., a hamburger and chop meat processing company, into the operations of MBC Foods, Inc.

Mr. Serlin devotes 100% of his time as Chief Operations Officer.

William DeMarzo, Chief Financial Officer

Mr. William DeMarzo has been our Chief Financial Officer since March 8, 2004. Prior to this date, Mr. DeMarzo was employed by MBC Foods, Inc. where he worked in the capacity of Controller.

Mr. DeMarzo devotes 100% of his time as our Chief Financial Officer.

Paul J. Aloisio, Executive Vice President

Mr. Paul Aloisio has been our Executive Vice President since March 8, 2004. Prior to this date, Mr. Aloisio was employed by MBC Foods, Inc. as a Facilities Manager for the last eighteen (18) years in charge of organizing and directing a warehouse staff of approximately 30 people.

Mr. Aloisio devotes 100% of his time as our Executive Vice President.

Henry Guerra, Director

Mr. Henry Guerra has been a Director since March 8, 2004. Prior to this date, Mr. Guerra was employed by MBC Foods, Inc. where he was the first employee of the Company and an integral part in the decision-making activities, while working in all levels of our business.

John Maggio, Director

Mr. John Maggio has been a Director since March 8, 2004. Prior to this date, Mr. Maggio acted as a consultant to MBC Foods, Inc. for the past five years, the Company he founded approximately 34 years ago. Mr. Maggio was responsible for overseeing all corporate activities since inception until 1989.

DIRECTOR COMPENSATION

Three of our directors are also employees. Our remaining two directors are not compensated for their services.

TERM OF OFFICE

The directors named above will serve until the next annual meeting of our shareholders. In absence of an employment agreement, officers hold their positions at the satisfaction of the Board of Directors.

FAMILY RELATIONSHIPS

The familial relationships existing between the directors and officers are as follows:

1        Joseph Maggio,  Chairman,  CEO, and Director is the son of John Maggio,
         Director.

2 William DeMarzo, Chief Financial Officer is the brother-in-law of Joseph Maggio, Chairman, CEO, and Director and son-in-law of John Maggio, Director.

3 Henry Guerra is the cousin of Joseph Maggio, Chairman, CEO, and Director and the nephew of John Maggio, Director.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

None of our directors or executive officers has, during the past five years,

1 had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer, either at the time of the bankruptcy or within two years prior to that time,

2 been convicted in a criminal proceeding and none of our directors or executive officers is subject to a pending criminal proceeding,

3 been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities, or

4 been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company's board of directors does not have an "audit committee financial expert," within the meaning of such phrase under applicable regulations of the Securities and Exchange Commission, serving on its audit committee. The board of directors believes that all members of its audit committee are financially literate and experienced in business matters, and that one or more members of the audit committee are capable of (i) understanding generally accepted accounting principles ("GAAP") and financial statements, (ii) assessing the general application of GAAP principles in connection with our accounting for estimates, accruals and reserves, (iii) analyzing and evaluating our financial statements, (iv) understanding our internal controls and procedures for financial reporting; and (v) understanding audit committee functions, all of which are attributes of an audit committee financial expert. However, the board of directors believes that there is not any audit committee member who has obtained these attributes through the experience specified in the SEC's definition of "audit committee financial expert." Further, like many small companies, it is difficult for the Company to attract and retain board members who qualify as "audit committee financial experts," and competition for these individuals is significant. The board believes that its current audit committee is able to fulfill its role under SEC regulations despite not having a designated "audit committee financial expert."

ITEM 6.     EXECUTIVE COMPENSATION

During the fiscal year ended March 31, 2004, none of our executive officers or directors received compensation. No executive officer or director of our company received an annual salary and bonus that exceeded $100,000 for the six months ended September 30, 2004. The following table sets forth information as to the compensation paid or accrued to following executive officers and directors for the six months ended September 30, 2004:

                           SUMMARY COMPENSATION TABLE
-----------------------------------------------------------------------------------------------------------------------
                       Annual Compensation                                       Long Term Compensation
------------------- ---------------------------------------------- ----------------------------- ----------------------
                                                                   Awards                        Payouts
------------------- ---------------------------------------------- ----------------------------- ----------------------
Name and Principal  Year           Salary     Bonus   Other        Restricted    Securities      LTIP       All Other
Position                                              Annual       Stock         Underlying      Payouts    Compen-
                                                      Compensation Award(s)      Options/SARs               sation
------------------- -------------- ---------- ------- ------------ ------------- --------------- ---------- -----------
Joseph Maggio       Six months     $39,000    $0      $0           $0            0               $0         $0
Chairman/CEO        ended
                    09/30/04
------------------- -------------- ---------- ------- ------------ ------------- --------------- ---------- -----------
Louis Vucci, Jr.    Six months     $26,000    $0      $0           $0            0               $0         $0
President           ended
                    09/30/04
------------------- -------------- ---------- ------- ------------ ------------- --------------- ---------- -----------
Philip Serlin       Six months     $26,000    $0      $0           $0            0               $0         $0
COO                 ended
                    09/30/04
------------------- -------------- ---------- ------- ------------ ------------- --------------- ---------- -----------
William DeMarzo     Six months     $39,000    $0      $0           $0            0               $0         $0
CFO                 ended
                    09/30/04
------------------- -------------- ---------- ------- ------------ ------------- --------------- ---------- -----------
Paul Aloisio        Six months     $20,500    $0      $0           $0            0               $0         $0
Executive VP        ended
                    09/30/04
------------------- -------------- ---------- ------- ------------ ------------- --------------- ---------- -----------

We do not have a long term incentive plan or arrangement of compensation with any individual in the group of officers and directors.

EMPLOYMENT AGREEMENTS

None of our executive officers has an employment agreement with us.

STOCK OPTION GRANTS AND EXERCISES

We granted no stock options to any of our officers or directors.

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

MBC Foods, Inc., founded and incorporated in 1999, employed Joseph Maggio, Chairman, CEO and Director, Louis Vucci, President and Director, Philip Serlin, COO and Director, William DeMarzo, CFO, and Paul Aloisio, Executive Vice President. MBC Foods, Inc. was acquired by Diamond Ranch Foods, Ltd. on May 1, 2004. Pursuant to the acquisition, we issued these officers, and directors John Maggio and Henry Guerra, 28,000,000 common shares out of the total 31,607,650 restricted common shares issued in exchange for their interest in MBC Foods, Inc.

To the best of our knowledge, there are no other transactions involving any Director, Executive Officer, any nominee for election as a Director or Officer, or any 5% shareholder who is a beneficial owner or any member of the immediate family of the same.

During the quarter ended September 30, 2004, shareholders have paid general and administrative expenses on behalf of the Company. These payments have been recorded as liabilities and as shareholder loans to the Company. The Shareholder Loans contributed by shareholders totaled $112,500.

During the quarter ended September 30, 2004, shareholders loaned the Company $255,000. The note is payable in lump-sum including interest at 5% on September 30, 2009. Interest on the notes began accruing on September 30, 2004.

ITEM 8.     DESCRIPTION OF SECURITIES

COMMON OR PREFERRED STOCK

There are no securities being offered under this Registration Statement. We are authorized by our Articles of Incorporation to issue 500,000,000 shares of common stock, $0.0001 par value. Our common stock is traded on the "Pink Sheets" under the symbol "DFDR".

We have issued and outstanding 56,421,150 shares of common stock. Holders of the common stock are entitled to one vote per share on all matters subject to shareholder vote. If the Board of Directors were to declare a dividend out of funds legally available therefore, all of the outstanding shares of common stock would be entitled to receive such dividend ratably. We have never declared a dividend and we do not intend to declare a dividend in the foreseeable future. If our business was liquidated or dissolved, holders of shares of common stock would be entitled to share ratably in assets remaining after satisfaction of our liabilities and redemption of preferred shares, if any. Holders of common stock do not have preemption rights.

We have no preferred stock issued at this time.

CHANGE IN CONTROL PROVISIONS

We are unaware of any contract or other arrangement, the operation of which may, at a subsequent date, result in a change in control of our Company. Presently in the by-laws there are no provisions that could delay a change in control of the Company.

DEBT SECURITIES

There are no debt securities being offered under this Registration Statement.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

Our common stock is traded on the "Pink Sheets" under the symbol "DFDR" as of May 13, 2004. The trading of our common stock is limited and sporadic.

The table below sets forth the range of high and low bid quotes of our common stock for the six months ended September 30, 2004.

                  2004:                        HIGH           LOW
First Quarter ended 06/30/04                $    .10      $    .10
Second Quarter ended 09/30/04               $  0.659      $  0.359

It is anticipated that we will make an application to the NASD to have our shares quoted on the OTC Bulletin Board. Our application to the NASD will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Securities Exchange Act of 1934 and the OTC Bulletin Board Eligibility Rule (NASD Rules 6530 and 6540). Inclusion on the OTC Bulletin Board permits price quotations for our shares to be published by such service.

Secondary trading of our shares may be subject to certain state imposed restrictions.

The ability of individual shareholders to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state.

From time-to-time we may grant options or warrants, or promise registration rights to certain shareholders. We have no control over the number of shares of our common stock that our shareholders sell. The price of our common stock may be adversely affected if large amounts are sold in a short period of time.

Our shares most likely will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Exchange Act, commonly referred to as the "penny stock" rule.
Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

The SEC generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the SEC; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the SEC. Broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse), are subject to additional sales practice requirements.

For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent to clients disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in our common stock and may affect the ability of shareholders to sell their shares.

As of November 18, 2004, there were  approximately  535 holders of record of our
common  stock.  This  number  does  not  include  an  indeterminate   number  of
shareholders whose shares are held by brokers in street name.

TRANSFER AGENT

We have appointed Signature Stock Transfer, Inc., with offices at 2301 Ohio Drive, Suite 100, Plano, TX 75093, phone number 972-612-4120, as transfer agent for our shares of common stock. The transfer agent is responsible for all record-keeping and administrative functions in connection with the common shares and stock warrants.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and do not expect to declare or pay any cash dividends in the foreseeable future.

ITEM 2.     LEGAL PROCEEDINGS

We know of no material, active or pending legal proceedings against our company, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our interest.

ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

There have been no changes in or disagreements with our accountants.

ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES

On May 1, 2004, we issued 31,607,650 restricted shares of common stock to acquire MBC Foods, Inc. As of May 1, 2004, MBC Foods, Inc. is a wholly owned subsidiary of the Company. The securities were issued in reliance upon the exemption provided in Section 4(2) of the Securities Act of 1933.

On June 3, 2004 we completed a private sale of $6,000 in principal to individual accredited investors in accordance with the laws of the State of Texas. Twenty-four million (24,000,000) shares of the Company's common stock were sold at a price of $0.00025 per share. The securities were issued in reliance upon the exemption provided in Rule 139.16 of the Texas Securities Code. Adopted in 1995, the rule exempts from the securities registration requirements of the Act, the sale of securities, by the issuer itself or by a registered dealer, to individual accredited investors. Although the rule is designed to stand alone, it coordinates with Rule 504 under Regulation D promulgated under the Securities Act of 1933.

On June 24, 2004, the Company issued 600,000 shares of common stock for $0.00025 per share in return for investor relation services.

On July 8, 2004, the Company issued 200,000 shares of common stock for $0.00025 per share in return for an independent research report.

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

DISCLOSURE  OF  COMMISSION   POSITION  OF  INDEMNIFICATION  FOR  SECURITIES  ACT
LIABILITIES

Our Articles of Incorporation permit us to limit the liability of our directors to the fullest extent permitted under Section 78.037 of the Nevada General
Corporation   Law.  As  permitted  by  Section  78.037  of  the  Nevada  General
Corporation Law, our Bylaws and Articles of Incorporation also include provisions that eliminate the personal liability of each of its officers and directors for any obligations arising out of any acts or conduct of such officer or director performed for or on behalf of the Company. To the fullest extent allowed by Section 78.751 of the Nevada General Corporation Law, we will defend, indemnify and hold harmless its directors or officers from and against any and all claims, judgments and liabilities to which each director or officer becomes subject to in connection with the performance of his or her duties and will reimburse each such director or officer for all legal and other expenses reasonably incurred in connection with any such claim of liability. However, we will not indemnify any officer or director against, or reimburse for, any expense incurred in connection with any claim or liability arising out of the officer's or director's own negligence or misconduct in the performance of duty.

The provisions of our Bylaws and Articles of Incorporation regarding indemnification are not exclusive of any other right we have to indemnify or reimburse our officers or directors in any proper case, even if not specifically provided for in our Articles of Incorporation or Bylaws.

We believe that the indemnity provisions contained in our bylaws and the limitation of liability provisions contained in our certificate of incorporation are necessary to attract and retain qualified persons for these positions. No pending material litigation or proceeding involving our directors, executive officers, employees or other agents as to which indemnification is being sought exists, and we are not aware of any pending or threatened material litigation that may result in claims for indemnification by any of our directors or executive officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                    PART F/S

Our financial statements for the fiscal years ended March 31, 2004 and 2003 have been examined to the extent indicated in their reports by Robison, Hill and Co., independent certified public accountants. The financial statements have been prepared in accordance with generally accepted accounting principles, pursuant to Regulation S-B as promulgated by the SEC, and are included herein in response to Part F/S of this Form 10-SB.

Our financial statements for the six months ended September 30, 2004 and 2003 have been reviewed by Robison, Hill and Co., independent certified public accountants. The financial statements have been prepared in accordance with generally accepted accounting principles, pursuant to Regulation S-B as promulgated by the SEC, and are included herein in response to Part F/S of this Form 10-SB.


                                    PART III

ITEM 1.     INDEX TO EXHIBITS

The following exhibits are filed with this registration statement:

Exhibit No.       Exhibit Name

3.1               Articles of Incorporation

3.1.2             Amending Articles of Incorporation

3.2               By-Laws


ITEM 2.     DESCRIPTION OF EXHIBITS

See Item I above.

                              MBC FOOD CORPORATION

                                      - : -

                          INDEPENDENT AUDITOR'S REPORT

                             MARCH 31, 2004 AND 2003

                                    CONTENTS



Independent Auditor's Report............................................F-1

Financial Statements:

         Balance Sheets
         March 31, 2004 and 2003........................................F-3

         Statements of Operations
         Years Ended March 31, 2004 and 2003............................F-5

         Statements of Stockholders Equity
         Years Ended March 31, 2004 and 2003............................F-6

         Statements of Cash Flows
         Years Ended March 31, 2004 and 2003............................F-7

Notes to Financial Statements
         March 31, 2004 and 2003........................................F-8

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Shareholders
MBC Food Corporation


         We have audited the accompanying balance sheets of MBC Food Corporation as of March 31, 2004 and 2003 and the related statements of income, stockholders equity, and cash flows for the years then ended. These financial statements are the responsibility of the MBC Food Corporation management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MBC Food Corporation as of March 31, 2004 and 2003, and the results of its operations, stockholders' equity and its cash flows for the years ended March 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended with accounting principles generally accepted in the United States of America.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                    Respectfully submitted,



                                                    /s/ Robison, Hill & Co.
                                                    Certified Public Accountants

Salt Lake City, Utah
October 26, 2004

                              MBC FOOD CORPORATION
                                 BALANCE SHEETS



                                                      March 31,
ASSETS:                                        2004                2003
                                        ------------------  ------------------
Current Assets:
     Inventory                          $           70,318  $           35,011
     Accounts Receivable                         1,272,413             297,030
                                        ------------------  ------------------

          Total Current Assets                   1,342,731             332,041
                                        ------------------  ------------------

Fixed Assets - Net                                 349,422             417,931
                                        ------------------  ------------------

Other Assets:
     Deposits                                       11,800              11,800
                                        ------------------  ------------------

          Total Other Assets                        11,800              11,800
                                        ------------------  ------------------

          Total Assets                  $        1,703,953  $          761,772
                                        ==================  ==================

                              MBC FOOD CORPORATION
                                 BALANCE SHEETS
                                   (Continued)

                                                                                           March 31,
LIABILITIES & STOCKHOLDERS' EQUITY                                                  2004                2003
                                                                             ------------------  ------------------
Current Liabilities:
     Bank Overdraft                                                          $          279,905  $          425,772
     Accounts Payable and Accrued Expenses                                            1,024,688             436,928
     Interest Payable                                                                    19,407               9,566
     Exchange Loan Payable                                                            1,080,158             188,006
     Capital Lease Obligation                                                             2,759               2,200
     Notes Payable                                                                       17,500                   -
     Convertible Debenture                                                              150,000                   -
                                                                             ------------------  ------------------

          Total Current Liabilities                                                   2,574,417           1,062,472
                                                                             ------------------  ------------------

Non-current Liabilities:
     Capital Lease Obligation                                                             1,922               4,681
     Convertible Debenture                                                                    -             150,000
                                                                             ------------------  ------------------
          Total Long Term Liabilities                                                     1,922             154,681

TOTAL LIABILITIES                                                                     2,576,339           1,217,153

STOCKHOLDERS' EQUITY (DEFICIT)
     Preferred Stock, par value $.001, 5,000,000 shares
          Authorized, 0 shares issued at March 31, 2004 and 2003                              -                   -
     Common Stock, par value $.001, 100,000,000 shares
          Authorized, 5,928,649 shares issued at March 31, 2004
          and 2003                                                                        5,929               5,929
     Additional Paid-In Capital                                                         871,623             361,084
     Retained Earnings (Deficit)                                                     (1,749,938)           (822,394)
                                                                             ------------------  ------------------

          Total Stockholders' Equity                                                   (872,386)           (455,381)
                                                                             ------------------  ------------------

          Total Liabilities and Stockholders' Equity                         $        1,703,953  $          761,772
                                                                             ==================  ==================






    The accompanying notes are an integral part of these financial statements

                              MBC FOOD CORPORATION
                            STATEMENTS OF OPERATIONS

                                                                                           March 31,
                                                                                    2004                2003
                                                                             ------------------  ------------------

Revenues                                                                     $        7,885,920  $        5,347,067
Cost of Goods Sold                                                                    6,801,535           4,228,310
                                                                             ------------------  ------------------
Gross Profit                                                                          1,084,385           1,118,757


Expenses:
     General and Administrative                                                       2,052,087           1,928,034
                                                                             ------------------  ------------------

      Total Expenses                                                                  2,052,087           1,928,034
                                                                             ------------------  ------------------

Other Income (Expense)
   Grant                                                                                 50,000                   -
   Interest Expense                                                                      (9,842)            (13,117)
                                                                             ------------------  ------------------

      Total Other Income (Expenses)                                                      40,158             (13,117)
                                                                             ------------------  ------------------

     Net Loss                                                                $         (927,544) $         (822,394)
                                                                             ==================  ==================

Basic & Diluted Income (Loss) Per Share                                      $           (0.16)  $           (0.14)
                                                                             ==================  ==================

Weighted Average Shares                                                               5,928,649           5,928,649
                                                                             ==================  ==================

















    The accompanying notes are an integral part of these financial statements

                              MBC FOOD CORPORATION
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                   FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

                                                                                                                       Additional
                                                      Preferred Stock            Common Stock            Paid-in        Retained
                                                   Shares       Amount        Shares         Amount      Capital        Earnings
                                                -----------   -----------   -----------   -----------   -----------   -----------

Balance at April 1, 2002                               --     $      --            --     $      --     $      --     $      --

Issued stock in exchange for asset and
  expenses                                             --            --       5,928,649         5,929       216,487          --

Capital Contributions                                  --            --            --            --         144,597          --

Net Loss                                               --            --            --            --            --        (822,394)
                                                -----------   -----------   -----------   -----------   -----------   -----------

Balance, March 31, 2003                                --            --       5,928,649         5,929       361,084      (822,394)

Capital Contributions                                  --            --            --            --         510,539          --

Net Loss                                               --            --            --            --            --        (927,544)
                                                -----------   -----------   -----------   -----------   -----------   -----------

Balance, December 31, 2003                             --     $      --       5,928,649   $     5,929   $   871,623   $(1,749,938)
                                                ===========   ===========   ===========   ===========   ===========   ===========








    The accompanying notes are an integral part of these financial statements

                              MBC FOOD CORPORATION
                            STATEMENTS OF CASH FLOWS

                                                                                           March 31,
                                                                                    2004                2003
                                                                             ------------------  ------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss                                                                     $         (927,544) $         (822,394)
Adjustments to reconcile net loss to net cash
Provided by operating activities
Depreciation and Amortization                                                            68,509              57,052
(Increase) Decrease in Inventory                                                        (35,307)            (35,011)
(Increase) Decrease in Accounts Receivable                                             (975,383)           (297,030)
(Increase) Decrease in Deposits                                                               -             (11,800)
(Decrease) Increase in Accounts Payable and Accrued Expenses                            587,760             436,928
(Decrease) Increase in Interest Payable                                                   9,841               9,566
(Decrease) Increase in Notes Payable                                                     17,500                   -
(Decrease) Increase in Convertible Debenture                                                  -             150,000
(Decrease) Increase in Exchange Loan Payable                                            892,152             188,006
                                                                             ------------------  ------------------
      Net Cash Provided by Operating Activities                                        (362,472)           (324,683)
                                                                             ------------------  ------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of Equipment                                                                         -            (252,566)
                                                                             ------------------  ------------------
      Net Cash Used in Investing Activities                                                   -            (252,566)
                                                                             ------------------  ------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on Capital Lease Obligation                                                     (2,200)               (780)
Borrowing on Capital Lease Obligation                                                         -               7,660
Additional Paid in Capital                                                              510,539             144,597
Bank Overdraft                                                                         (145,867)            425,772
                                                                             ------------------  ------------------
      Net Cash Used in Financing Activities                                             362,472             577,249
                                                                             ------------------  ------------------

Net (Decrease) Increase in Cash and Cash Equivalents                                          -                   -
Cash and Cash Equivalents at Beginning of Period                                              -                   -
                                                                             ------------------  ------------------
Cash and Cash Equivalents at End of Period                                   $                -  $                -
                                                                             ==================  ==================


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
-------------------------------------------------
Cash paid during the year for:
  Interest                                                                   $            9,842  $           13,117

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING
ACTIVITIES: None




   The accompanying notes are an integral part of these financial statements.

                              MBC FOOD CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

NOTE 1 - NATURE OF OPERATIONS AND GOING CONCERN

         The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which contemplates the Company as a going concern. However, the Company has sustained substantial operating losses in recent years and has used substantial amounts of working capital in its operations. Realization of a major portion of the assets reflected on the accompanying balance sheet is dependent upon continued operations of the Company which, in turn, is dependent upon the Company's ability to meet its financing requirements and succeed in its future operations. Management believes that actions presently being taken to revise the Company's operating and financial requirements provide them with the opportunity for the Company to continue as a going concern.

         These financial statements do not reflect adjustments that would be necessary if the Company were unable to continue as a "going concern". While management believes that the actions already taken or planned, will mitigate the adverse conditions and events which raise doubt about the validity of the "going concern" assumption used in preparing these financial statements, there can be no assurance that these actions will be successful.

         If the Company were unable to continue as a "going concern", then substantial adjustments would be necessary to the carrying values of assets, the reported amounts of its liabilities, the reported revenues and expenses, and the balance sheet classifications used.

Organization and Basis of Presentation

         The Company was incorporated under the laws of the State of Nevada on March 15, 2002. The Companies office is in New York, New York.

Nature of Business

         The Company is a meat processing and distribution company located in the historic Gansevoort "meatpacking district" in lower Manhattan, NY. The Companies operations consist of packing, processing, labeling, and distributing products to a customer base, including, but not limited to; in-home food service businesses, retailers, hotels, restaurants and institutions, deli and catering operators, and industry suppliers.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

         This summary of accounting policies for MBC Food Corporation is presented to assist in understanding the Company's financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

                              MBC FOOD CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED MARCH 31, 2004 AND 2003
                                   (Continued)

Use of Estimates

         The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and statement of operations for the year then ended. Actual results may differ from these estimates. Estimates are used when accounting for allowance for bad debts, collectibility of accounts receivable, amounts due to service providers, depreciation and litigation contingencies, among others.

Cash and Cash Equivalents

         For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Concentration of Credit Risk

         The Company has no significant off-balance sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements.

Fixed Assets

         Fixed assets are recorded at cost. Major renewals and improvements are capitalized, while maintenance and repairs are expensed when incurred. As of March 31, 2004, depreciation is computed as follows:

                                                                                Accumulated
                               Cost              Method           Life         Depreciation             Net
                         -----------------  ----------------  ------------  -------------------  ------------------
Leasehold
Improvements             $         269,906    Strait Line       10 Years    $            43,290  $          226,616
Office Equipment                   205,077    Strait Line      3-5 Years                 82,271             122,806
                         -----------------                                  -------------------
                         $         474,983                                  $           125,561  $          349,422
                         =================                                  ===================  ==================

                              MBC FOOD CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED MARCH 31, 2004 AND 2003
                                   (Continued)

         As of March 31, 2003, depreciation is computed as follows:

                                                                                Accumulated
                               Cost              Method           Life         Depreciation             Net
                         -----------------  ----------------  ------------  -------------------  ------------------
Leasehold
Improvements             $         269,906    Strait Line       10 Years    $            16,299  $          253,607
Office Equipment                   205,077    Strait Line      3-5 Years                 40,753             164,324
                         -----------------                                  -------------------
                         $         474,983                                  $            57,052  $          417,931
                         =================                                  ===================  ==================

Total depreciation expense for the years ended March 31, 2004 and 2003 was $68,509 and $57,052.

Earnings per Share

         Basic earnings per share has been computed by dividing the earnings for the period applicable to the common stockholders by the weighted average number of common shares outstanding during the years. The total number of shares at March 31, 2004 and 2003, includes 5,928,649 common shares that are issued and outstanding.

         There are no dilutive outstanding common stock equivalents at March 31, 2004 and 2003.

Income Taxes

         The Company accounts for income taxes under the provisions of SFAS No.109, "Accounting for Income Taxes." SFAS No.109 requires recognition of deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax bases of assets and liabilities.

Comprehensive Income

         The Company does not have any accumulated comprehensive income items, and therefore, is not required to report comprehensive income.

Inventory

         Inventories are stated at the lower of cost or market.

Advertising

         Advertising costs are expensed as incurred.

                              MBC FOOD CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED MARCH 31, 2004 AND 2003
                                   (Continued)


Recent Accounting Pronouncements

         In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 141, BUSINESS COMBINATIONS, and SFAS 142, GOODWILL AND INTANGIBLE ASSETS. SFAS 141 is effective for all business combinations completed after June 30, 2001. SFAS 142 is effective for fiscal years beginning after December 15, 2001; however, certain provisions of this Statement apply to goodwill and other intangible assets acquired between July 1, 2001 and the effective date of SFAS 142. Major provisions of these Statements and their effective dates for the Company are as follows:

         (a) All business combinations initiated after June 30, 2001 must use the purchase method of accounting. The pooling of interests method of accounting is prohibited except for transactions initiated before July 1, 2001.
         (b) Intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability.
         (c)      Goodwill,  as well as intangible assets with indefinite lives, acquired after June 30, 2001, will not be amortized.
         (d)      Effective January 1, 2002, all previously  recognized goodwill and intangible assets with indefinite lives will no longer be subject to amortization.
         (e) Effective January 1, 2002, goodwill and intangible assets with indefinite lives will be tested for impairment annually and whenever there is an impairment indicator.
         (f) Effective January 1, 2002, the useful life of intangible assets with finite lives will be evaluated each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.
         (g) All acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting.

         On April 1, 2003, the Company adopted SFAS 142 and as required, the useful lives of the customer lists were evaluated and the remaining amortization periods adjusted accordingly. Prior to the adoption of SFAS 142, the Company amortized the customer lists over an estimated useful life of fifteen years. Since the adoption of SFAS 142, the Company amortizes the customer lists over an estimated useful life of five years.

                              MBC FOOD CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED MARCH 31, 2004 AND 2003
                                   (Continued)


NOTE 3 - INCOME TAXES

         As of March 31, 2004, the Company had a net operating loss carryforward for income tax reporting purposes of approximately $1,750,000 that may be offset against future taxable income through 2024. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carry-forwards will expire unused. Accordingly, the potential tax benefits of the loss carry-forwards are offset by a valuation allowance of the same amount.

NOTE 4 - OPERATING LEASE COMMITMENTS

         The Companies operating facility is a New York City owned property consisting of 7,000 sq. ft. The Company leases the space on a month-to-month basis.

         Total lease expense for the year ended March 31, 2004 and 2003 was $81,864 and $81,864.

NOTE 5 - CAPITAL LEASE COMMITMENTS

         On October 8, 2002 the Company entered into a capital lease for the purchase of equipment. The future minimum lease payments are as follows:


       Year               Lease Payment
------------------      ------------------
2004                    $            2,759
2005                                 1,922
2006                                     -
2007                                     -
2008                                     -
                        ------------------
Total                   $            4,681

                              MBC FOOD CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED MARCH 31, 2004 AND 2003
                                   (Continued)

NOTE 6 - NOTES PAYABLE

Notes Payable

         As of March 31, 2004 the Company had an outstanding short term note in the amount of $17,500 as shown on the accompanying balance sheet. This note is due on May 7, 2004 and carries a 0% interest rate.

Factoring Line of Credit

         On November 25, 2004, the Company entered into an agreement with Platinum Funding Corp. where in Platinum Funding will purchase the majority of the Company's account receivable. Under the terms of the agreement, the Company would receive 75 percent of the purchase price up front and 25 percent would be held in reserves until the receivables are collected. Platinum funding extended up to $ 750,000 of credit.

         On November 17, 2003, the Company entered into an agreement with American Crest Capital, Inc. where in American Crest Capital will purchase the majority of the Company's account receivable. Under the terms of the agreement, the Company would receive 90 percent of the purchase price up front and 10 percent would be held in reserves until the receivables are collected. American Crest Capital has extended up to $1,200,000 of credit.

Convertible Debenture

         On March 19, 2002, the Company issued an convertible debenture in exchange for value received. The $150,000 is due and payable, with 6% interest, on April 1, 2004, unless sooner converted into shares of common stock. The debenture is convertible into 400,000 shares of common stock of the Company.

NOTE 6 - SUBSEQUENT EVENTS

         On May 1, 2004, the shareholders of the Diamond Ranch Foods, Ltd. completed a stock purchase agreement with MBC Foods, Inc., a Nevada corporation. The merger was accounted for as a reverse merger, with MBC Foods, Inc. being treated as the acquiring entity for financial reporting purposes. In connection with this merger, Diamond Ranch Foods, Ltd.. issued 31,607,650 shares of common stock in exchange for the 100% of the issued and outstanding shares of capital stock of MBC Foods, Inc..

         In April, the Company Issued 20,000,000 shares of common stock in exchange for the retirement of the $150,000 convertible debenture.

                            DIAMOND RANCH FOODS, LTD.
                             (FORMERLY JERRY'S INC.)


                                       -:-

                          INDEPENDENT AUDITOR'S REPORT

                             MARCH 31, 2004 AND 2003

                                    CONTENTS


                                                                    Page

Independent Auditor's Report.........................................F - 16

Balance Sheets
  March 31, 2004 and 2003............................................F - 17

Statements of Operations for the
  Years Ended March 31, 2004 and 2003................................F - 18

Statement of Stockholders' Equity for the
  Years Ended March 31, 2004 and 2003................................F - 19

Statements of Cash Flows for the
  Years Ended March 31, 2004 and 2003................................F - 20

Notes to Financial Statements........................................F - 21

                          INDEPENDENT AUDITOR'S REPORT


Diamond Ranch Foods, Ltd.
(Formerly Jerry's Inc.)


         We have audited the accompanying balance sheets of Diamond Ranch Foods, Ltd. (formerly Jerry's Inc.) as of March 31, 2004 and 2003, and the related statements of operations, cash flows, and the statement of stockholders' equity for the two years ended March 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diamond Ranch Foods, Ltd. (formerly Jerry's Inc.) as of March 31, 2004 and 2003, and the results of its operations and its cash flows for the two years ended March 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                    Respectfully submitted


                                                    /s/ Robison, Hill & Co.
                                                    Certified Public Accountants

Salt Lake City, Utah
October 26, 2004

                            DIAMOND RANCH FOODS, LTD.
                             (Formerly Jerry's Inc.)
                                 BALANCE SHEETS


                                                                                           March 31,
                                                                                    2004                2003
                                                                             ------------------  ------------------
Assets:                                                                      $                -  $                -
                                                                             ==================  ==================

Liabilities:                                                                 $                -  $                -
                                                                             ------------------  ------------------

Stockholders' Equity:
  Common Stock, Par value $.0001
    Authorized 500,000,000 shares,
    Issued 13,500 Shares at March 31,
    2004 and 2003                                                                             1                   1
  Paid-In Capital                                                                       165,842             116,239
  Retained Deficit                                                                     (165,843)           (116,240)
                                                                             ------------------  ------------------

     Total Stockholders' Equity                                                               -                   -
                                                                             ------------------  ------------------

     Total Liabilities and
       Stockholders' Equity                                                  $                -  $                -
                                                                             ==================  ==================




















   The accompanying notes are an integral part of these financial statements.

                            DIAMOND RANCH FOODS, LTD.
                             (Formerly Jerry's Inc.)
                            STATEMENTS OF OPERATIONS


                                                                                     For the year ended
                                                                                         March 31,
                                                                           --------------------------------------
                                                                                  2004                2003
                                                                           ------------------   -----------------
Revenues:                                                                  $                -   $               -

Expenses:
   General and Administrative                                                          49,603                   -
                                                                           ------------------   -----------------

     Net Loss                                                              $          (49,603)  $               -
                                                                           ==================   =================

Basic & Diluted loss per share                                             $           (3.67)   $               -
                                                                           ==================   =================

Weighted average shares outstanding                                                    13,500              13,500
                                                                           ==================   =================



















   The accompanying notes are an integral part of these financial statements.

                            DIAMOND RANCH FOODS, LTD.
                             (Formerly Jerry's Inc.)
                        STATEMENT OF STOCKHOLDERS' EQUITY








                                                          Common Stock                    Paid-In            Retained
                                                   Shares            Par Value            Capital             Deficit
                                             ------------------  ------------------  ------------------  -----------------
Balance at April 1, 2002                                622,384  $               62  $          116,178           (116,240)

April 2004 50:1 Reverse stock split                    (608,884)                (61)                 61                  -
                                             ------------------  ------------------  ------------------  -----------------

Restated balance at April 1, 2002                        13,500                   1             116,239           (116,240)

Net Loss                                                      -                   -                   -                  -
                                             ------------------  ------------------  ------------------  -----------------
Balance at March 31, 2003                                13,500                   1             116,239           (116,240)

Capital Contributed to Pay
    Expenses                                                  -                   -              49,603                  -

Net Loss                                                      -                   -                   -            (49,603)
                                             ------------------  ------------------  ------------------  -----------------
Balance at March 31, 2004                    $           13,500  $                1  $          165,842  $        (165,843)
                                             ==================  ==================  ==================  =================















   The accompanying notes are an integral part of these financial statements.

                            DIAMOND RANCH FOODS, LTD.
                             (Formerly Jerry's Inc.)
                            STATEMENTS OF CASH FLOWS


                                                                                             For the years ended
                                                                                                  March 31,
                                                                                    -------------------------------------
                                                                                          2004                2003
                                                                                    -----------------   -----------------
CASH FLOWS FROM OPERATING
ACTIVITIES:
Net Loss                                                                            $         (49,603)  $               -
                                                                                    -----------------   -----------------
  Net Cash Used in operating activities                                                       (49,603)                  -
                                                                                    -----------------   -----------------

CASH FLOWS FROM INVESTING
ACTIVITIES:
Net cash provided by investing activities                                                           -                   -
                                                                                    -----------------   -----------------

CASH FLOWS FROM FINANCING
ACTIVITIES:
Capital contributed by shareholder                                                             49,603                   -
                                                                                    -----------------   -----------------
Net Cash Provided by
  Financing Activities                                                                         49,603                   -
                                                                                    -----------------   -----------------

Net (Decrease) Increase in
  Cash and Cash Equivalents                                                                         -                   -
Cash and Cash Equivalents
  at Beginning of Period                                                                            -                   -
                                                                                    -----------------   -----------------
Cash and Cash Equivalents
  at End of Period                                                                  $               -   $               -
                                                                                    =================   =================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
  Interest                                                                          $               -   $               -
  Franchise and income taxes                                                        $               -   $               -

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
None




   The accompanying notes are an integral part of these financial statements.

                            DIAMOND RANCH FOODS, LTD.
                             (Formerly Jerry's Inc.)
                          NOTES TO FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

NOTE 1 - NATURE OF OPERATIONS AND GOING CONCERN

         The accompanying financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assume that the Company will continue in operation for at least one year and will be able to realize its assets and discharge its liabilities in the normal course of operations.

         Several conditions and events cast doubt about the Company's ability to continue as a "going concern." The Company has incurred net losses of approximately $49,603 and $0 for the years ended March 31, 2004 and 2003 respectively, has a liquidity problem, and requires additional financing in order to finance its business activities on an ongoing basis. The Company is actively pursuing alternative financing and has had discussions with various third parties. The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress in finding a merger candidate and the pursuit of business opportunities.

         These financial statements do not reflect adjustments that would be necessary if the Company were unable to continue as a "going concern". While management believes that the actions already taken or planned, will mitigate the adverse conditions and events which raise doubt about the validity of the "going concern" assumption used in preparing these financial statements, there can be no assurance that these actions will be successful. If the Company were unable to continue as a "going concern," then substantial adjustments would be necessary to the carrying values of assets, the reported amounts of its liabilities, the reported revenues and expenses, and the balance sheet classifications used.

Organization and Basis of Presentation

         The Company was incorporated under the laws of the State of Florida on November 30, 1942 under the name Jerry's Inc. The Company ceased all operating activities during the period from January 1, 1998 to March 8, 2004 and was considered dormant. On March 8, 2004 the Company changes its domicile to the State of Nevada. On March 30, 2004, the company changed its name to Diamond Ranch Foods, Ltd.

Nature of Business

         The Company has no products or services as of March 31, 2004. The Company was organized as a vehicle to seek merger or acquisition candidates. The Company intends to acquire interests in various business opportunities, which in the opinion of management will provide a profit to the Company.

                            DIAMOND RANCH FOODS, LTD.
                             (Formerly Jerry's Inc.)
                          NOTES TO FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED MARCH 31, 2004 AND 2003
                                   (Continued)

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

         This summary of accounting policies for Diamond Ranch Foods, Ltd. (formerly Jerry's Inc.) is presented to assist in understanding the Company's financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Cash and Cash Equivalents

         For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Pervasiveness of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss per Share

         Basic loss per share has been computed by dividing the loss for the period applicable to the common stockholders by the weighted average number of common shares outstanding during the years.

         There are no dilutive outstanding common stock equivalents at March 31, 2004 and 2003.

Concentration of Credit Risk

         The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements.

                            DIAMOND RANCH FOODS, LTD.
                             (Formerly Jerry's Inc.)
                          NOTES TO FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED MARCH 31, 2004 AND 2003
                                   (Continued)

NOTE 3 - INCOME TAXES

         As of March 31, 2004, the Company had a net operating loss carryforward for income tax reporting purposes of approximately $49,603 that may be offset against future taxable income through 2023. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

NOTE 4 - COMMITMENTS

         As of March 31, 2004 all activities of the Company have been conducted by corporate officers from either their homes or business offices. Currently, there are no outstanding debts owed by the company for the use of these facilities and there are no commitments for future use of the facilities.

NOTE 5 - STOCK SPLIT

         In Aptil 2004, the Board of Directors authorized 50 to 1 reverse stock split. As a result of the split, 608,888 shares of common stock were cancled. All references in the accompanying financial statements to the number of common shares and per-share amounts for 2004 and 2003 have been restated to reflect the stock split.

NOTE 6 - SUBSEQUENT EVENTS

         On May 1, 2004, the shareholders of the Diamond Ranch Foods, Ltd.(formerly Jerry's Inc.) completed a stock purchase agreement with MBC Foods, Inc., a Nevada corporation. The merger was accounted for as a reverse merger, with MBC Foods, Inc. being treated as the acquiring entity for financial reporting purposes. In connection with this merger, Diamond Ranch Foods, Ltd..(formerly Jerry's Inc.) issued 31,607,650 shares of common stock in exchange for the 100% of the issued and outstanding shares of capital stock of MBC Foods, Inc..

         For financial reporting purposes, Diamond Ranch Foods, Ltd. (formerly Jerry's Inc.) was considered the new reporting entity.

         On June 10, 2004, the Company issued 24,000,000 shares of common stock under reg. D for cash at $0.00025 per share.

                            DIAMOND RANCH FOODS, LTD.
                             (Formerly Jerry's Inc.)
                          NOTES TO FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED MARCH 31, 2004 AND 2003
                                   (Continued)

NOTE 6 - SUBSEQUENT EVENTS (continued)

         On June 24, 2004 The Company issued 600,000 shares of common stock for $0.00025 per share in return for investor relation services.

         On July 8, 2004 the Company issued 200,000 shares of common stock for $0.00025 per share in return for an independent research report.

                            DIAMOND RANCH FOODS, LTD
                             (Formerly Jerry's Inc.)
                           CONSOLIDATED BALANCE SHEETS


                                                                               (Unaudited)
                                                                                September 30,         March 31,
ASSETS:                                                                             2004                2004
                                                                             ------------------  ------------------
Current Assets:
     Inventory                                                               $          192,955  $           70,318
     Accounts Receivable                                                              1,337,390           1,272,413
                                                                             ------------------  ------------------

          Total Current Assets                                                        1,530,345           1,342,731
                                                                             ------------------  ------------------

Fixed Assets - Net                                                                      315,761             349,422
                                                                             ------------------  ------------------

Other Assets:
     Deposits                                                                            11,800              11,800
                                                                             ------------------  ------------------

          Total Other Assets                                                             11,800              11,800
                                                                             ------------------  ------------------

     Total Assets                                                            $        1,857,906  $        1,703,953
                                                                             ==================  ==================

                            DIAMOND RANCH FOODS, LTD
                             (Formerly Jerry's Inc.)
                           CONSOLIDATED BALANCE SHEETS
                                   (Continued)



                                                                               (Unaudited)
                                                                               September 30,          March 31,
LIABILITIES & STOCKHOLDERS' EQUITY                                                  2004                2004
                                                                             ------------------  ------------------
Current Liabilities:
     Bank Overdraft                                                          $          358,044  $          279,905
     Accounts Payable and Accrued Expenses                                              884,591           1,024,688
     Interest Payable                                                                         -              19,407
     Exchange Loan Payable                                                            1,358,622           1,080,158
     Shareholder Loans                                                                  112,500                   -
     Notes Payable                                                                            -              17,500
     Capital Lease Obligation                                                             3,380               2,759
     Convertible Debenture                                                                    -             150,000
                                                                             ------------------  ------------------

          Total Current Liabilities                                                   2,717,137           2,574,417
                                                                             ------------------  ------------------

Non-current Liabilities:
     Capital Lease Obligation                                                                 -               1,922
     Notes Payable                                                                      255,000                   -
     Interest Payable                                                                     1,257                   -
                                                                             ------------------  ------------------
          Total Long Term Liabilities                                                   256,257               1,922
                                                                             ------------------  ------------------

TOTAL LIABILITIES                                                                     2,973,394           2,576,339
                                                                             ------------------  ------------------

STOCKHOLDERS' EQUITY (DEFICIT)
     Preferred Stock, par value $.0001, 20,000,000 shares
          Authorized, 0 shares issued at September 30, 2004                                   -                   -
     Common Stock, par value $.001, 100,000,000 shares
          Authorized,  5,928,649  shares  issued at
          March 31, 2004 and par value
          $.0001, 500,000,000 shares Authorized,
          56,421,150 shares issued at September 30, 2004.                                 5,642               5,929
     Additional Paid-In Capital                                                       1,213,361             871,623
     Retained Earnings (Deficit)                                                     (2,334,491)         (1,749,938)
                                                                             ------------------  ------------------

          Total Stockholders' Equity                                                 (1,115,488)           (872,386)
                                                                             ------------------  ------------------

          Total Liabilities and Stockholders' Equity                         $        1,857,906  $        1,703,953
                                                                             ==================  ==================

                             See accompanying notes

                            DIAMOND RANCH FOODS, LTD
                             (Formerly Jerry's Inc.)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)


                                              For the Three Months Ended              For the Six Months Ended
                                                    September 30,                          September 30,
                                               2004               2003                2004               2003
                                         -----------------  -----------------   ----------------- ------------------

Revenues                                 $       2,404,679  $       1,778,495   $       4,782,275 $        3,993,867
Cost of Goods Sold                               1,969,583          1,663,016           4,144,160          3,406,463
                                         -----------------  -----------------   ----------------- ------------------
Gross Profit                                       435,096            115,479             638,115            587,404


Expenses:
      Payroll                                      253,806            258,996             479,247            535,644
      Factoring Fee                                 51,683             60,948             124,605            127,320
      Bad Debt Expense                              92,400                  -              92,400                  -
      Depreciation and Amorization                  17,155             17,127              34,282             34,254
     General and Administrative                    126,842            230,973             322,751            462,671
                                         -----------------  -----------------   ----------------- ------------------

      Total Expenses                               541,886            568,044           1,053,285          1,159,889
                                         -----------------  -----------------   ----------------- ------------------

Other Income (Expense)

   Grant                                                 -                  -                   -             50,000
   Interest Expense                                 (3,540)            (3,279)             (3,540)            (6,558)
                                         -----------------  -----------------   ----------------- ------------------

     Net Loss                            $(110,330)         $(455,844)          $(418,710)        $(529,043)
                                         =================  =================   ================= ==================

Basic & Diluted Income (Loss)
Per Share                                $            0.00  $          (0.01)   $          (0.01) $           (0.09)
                                         =================  =================   ================= ==================
Weighted Average Shares
Outstanding                                     40,936,373          5,928,649          40,936,373          5,928,649
                                         =================  =================   ================= ==================








                             See accompanying notes.

                            DIAMOND RANCH FOODS, LTD
                             (Formerly Jerry's Inc.)
                            STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                                                      For the six months ended
                                                                                           September 30,
                                                                                      2004               2003
                                                                                ----------------- ------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss                                                                        $        (418,710)$         (529,043)
Adjustments to reconcile net loss to net cash
Provided by operating activities
Depreciation and Amortization                                                              34,282             34,255
(Increase) Decrease in Inventory                                                         (122,637)           (39,921)
(Increase) Decrease in Accounts Receivable                                                (64,977)          (210,153)
(Decrease) Increase in Accounts Payable and Accrued Expenses                             (140,097)           435,209
(Decrease) Increase in Interest Payable                                                     1,257              6,558
(Decrease) Increase in Exchange Loan Payable                                              278,464            276,808
                                                                                ----------------- ------------------
      Net Cash Provided by Operating Activities                                          (432,418)           (26,287)
                                                                                ----------------- ------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of Equipment                                                                        (622)                 -
                                                                                ----------------- ------------------
      Net Cash Used in Investing Activities                                                  (622)                 -
                                                                                ----------------- ------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on Capital Lease Obligation                                                       (1,300)            (1,100)
Borrowing on Notes Payable                                                                255,000                  -
Shareholder Loans                                                                         112,500                  -
Payments on Notes Payable                                                                 (17,500)                 -
Stock Issued in Exchange for Cash                                                           6,000                  -
Stock Issued in Exchange for Services                                                         200                  -
Additional Paid in Capital                                                                      -            219,176
Bank Overdraft                                                                             78,140           (191,789)
                                                                                ----------------- ------------------
      Net Cash Used in Financing Activities                                               433,040             26,287
                                                                                ----------------- ------------------

Net (Decrease) Increase in Cash and Cash Equivalents                                            -                  -
Cash and Cash Equivalents at Beginning of Period                                                -                  -
                                                                                ----------------- ------------------
Cash and Cash Equivalents at End of Period                                      $               - $                -
                                                                                ================= ==================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
  Interest                                                                      $               - $                -

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING
ACTIVITIES:
Stock issued in exchange for cancellation of debt                               $         169,407 $                -
Stock issued in asset acquisition agreement                                     $          25,950 $                -


                             See accompanying notes

                            DIAMOND RANCH FOODS, LTD
                             (Formerly Jerry's Inc.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
                                   (Unaudited)

NOTE 1 - NATURE OF OPERATIONS AND GOING CONCERN

         The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which contemplates the Company as a going concern. However, the Company has sustained substantial operating losses in recent years and has used substantial amounts of working capital in its operations. Realization of a major portion of the assets reflected on the accompanying balance sheet is dependent upon continued operations of the Company which, in turn, is dependent upon the Company's ability to meet its financing requirements and succeed in its future operations. Management believes that actions presently being taken to revise the Company's operating and financial requirements provide them with the opportunity for the Company to continue as a going concern.

         These financial statements do not reflect adjustments that would be necessary if the Company were unable to continue as a "going concern". While management believes that the actions already taken or planned, will mitigate the adverse conditions and events which raise doubt about the validity of the "going concern" assumption used in preparing these financial statements, there can be no assurance that these actions will be successful.

         If the Company were unable to continue as a "going concern", then substantial adjustments would be necessary to the carrying values of assets, the reported amounts of its liabilities, the reported revenues and expenses, and the balance sheet classifications used.

Organization and Basis of Presentation

         The Company was incorporated under the laws of the State of Florida on November 30, 1942 under the name Jerry's Inc. The Company ceased all operating activities during the period from January 1, 1998 to March 8, 2004 and was considered dormant. On March 8, 2004 the Company changes its domicile to the State of Nevada. On March 30, 2004, the company changed its name to Diamond Ranch Foods, Ltd.

         On May 1, 2004,  the  shareholders  of the Diamond  Ranch  Foods,  Ltd.
(formerly Jerry's Inc.) completed a stock purchase agreement with MBC Foods, Inc., a Nevada corporation. The merger was accounted for as a reverse merger, with MBC Foods, Inc. being treated as the acquiring entity for financial reporting purposes. In connection with this merger, Diamond Ranch Foods, Ltd.(formerly Jerry's Inc.) issued 31,607,650 shares of common stock in exchange for the 100% of the issued and outstanding shares of capital stock of MBC Foods, Inc..

         For financial reporting purposes, Diamond Ranch Foods, Ltd.(formerly Jerry's Inc.) was considered the new reporting entity.

                            DIAMOND RANCH FOODS, LTD
                             (Formerly Jerry's Inc.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
                                   (Continued)


Nature of Business

         The Company is a meat processing and distribution company located in the historic Gansevoort "meatpacking district" in lower Manhattan, NY. The Companies operations consist of packing, processing, labeling, and distributing products to a customer base, including, but not limited to; in-home food service businesses, retailers, hotels, restaurants, and institutions, deli and catering operators, and industry suppliers.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

         This  summary  of   accounting   policies  for  Diamond   Ranch  Foods,
Ltd.(formerly Jerry's Inc.) is presented to assist in understanding the Company's financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Use of Estimates

         The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and statement of operations for the year then ended. Actual results may differ from these estimates. Estimates are used when accounting for allowance for bad debts, collectibility of accounts receivable, amounts due to service providers, depreciation and litigation contingencies, among others.

Cash and Cash Equivalents

         For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Concentration of Credit Risk

         The Company has no significant off-balance sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements.

                            DIAMOND RANCH FOODS, LTD
                             (Formerly Jerry's Inc.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
                                   (Continued)

Fixed Assets

         Fixed assets are recorded at cost. Major renewals and improvements are capitalized, while maintenance and repairs are expensed when incurred. As of March 31, 2004, depreciation is computed as follows:

                                                                                Accumulated
                               Cost              Method           Life         Depreciation             Net
                         -----------------  ----------------  ------------  -------------------  ------------------
Leasehold
Improvements             $         269,906    Strait Line       10 Years    $            43,290  $          226,616
Office Equipment                   205,077    Strait Line      3-5 Years                 82,271             122,806
                         -----------------                                  -------------------
                         $         474,983                                  $           125,561  $          349,422
                         =================                                  ===================  ==================

         As of September 30, 2004, depreciation is computed as follows:


                                                                                Accumulated
                               Cost              Method           Life         Depreciation             Net
                         -----------------  ----------------  ------------  -------------------  ------------------
Leasehold
Improvements             $         269,906    Strait Line       10 Years    $            56,785  $          213,121
Office Equipment                   205,699    Strait Line      3-5 Years                103,059             102,640
                         -----------------                                  -------------------
                         $         475,605                                  $           159,844  $          315,761
                         =================                                  ===================  ==================

Total depreciation expense for the year ended March 31, 2004 and the six months ended September 30, 2004 was $68,509 and $34,282.

Earnings per Share

         Basic loss per share has been computed by dividing the loss for the period applicable to the common stockholders by the weighted average number of common shares outstanding during the years.

         There are no dilutive outstanding common stock equivalents at September 31, 2004 and 2003.

Income Taxes

         The Company accounts for income taxes under the provisions of SFAS No.109, "Accounting for Income Taxes." SFAS No.109 requires recognition of deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax bases of assets and liabilities.

                            DIAMOND RANCH FOODS, LTD
                             (Formerly Jerry's Inc.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
                                   (Continued)

Comprehensive Income

         The Company does not have any accumulated comprehensive income items, and therefore, is not required to report comprehensive income.

Inventory

         Inventories are stated at the lower of cost or market.

Advertising

         Advertising costs are expensed as incurred.

Recent Accounting Pronouncements

         In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 141, BUSINESS COMBINATIONS, and SFAS 142, GOODWILL AND INTANGIBLE ASSETS. SFAS 141 is effective for all business combinations completed after June 30, 2001. SFAS 142 is effective for fiscal years beginning after December 15, 2001; however, certain provisions of this Statement apply to goodwill and other intangible assets acquired between July 1, 2001 and the effective date of SFAS 142. Major provisions of these Statements and their effective dates for the Company are as follows:

         (a) All business combinations initiated after June 30, 2001 must use the purchase method of accounting. The pooling of interests method of accounting is prohibited except for transactions initiated before July 1, 2001.
         (b) Intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability.
         (c)      Goodwill,  as well as intangible assets with indefinite lives, acquired after June 30, 2001, will not be amortized.
         (d)      Effective January 1, 2002, all previously  recognized goodwill and intangible assets with indefinite lives will no longer be subject to amortization.
         (e) Effective January 1, 2002, goodwill and intangible assets with indefinite lives will be tested for impairment annually and whenever there is an impairment indicator.
         (f) Effective January 1, 2002, the useful life of intangible assets with finite lives will be evaluated each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.
         (g) All acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting.

                            DIAMOND RANCH FOODS, LTD
                             (Formerly Jerry's Inc.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
                                   (Continued)


         On April 1, 2003, the Company adopted SFAS 142 and as required, the useful lives of the customer lists were evaluated and the remaining amortization periods adjusted accordingly. Prior to the adoption of SFAS 142, the Company amortized the customer lists over an estimated useful life of fifteen years. Since the adoption of SFAS 142, the Company amortizes the customer lists over an estimated useful life of five years.

NOTE 3 - INCOME TAXES

         As of September 30, 2004, the Company had a net operating loss carryforward for income tax reporting purposes of approximately $2,600,000 that may be offset against future taxable income through 2024. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carry-forwards will expire unused. Accordingly, the potential tax benefits of the loss carry-forwards are offset by a valuation allowance of the same amount.

NOTE 4 - OPERATING LEASE COMMITMENTS

         The Companies operating facility is a New York City owned property consisting of 7,000 sq. ft. The Company leases the space on a month-to-month basis.

         Total lease expense for the year ended March 31, 2004 was $81,864 and for the six months ended September 30, 2004 was 40,932.

NOTE 5 - CAPITAL LEASE COMMITMENTS

         On October 8, 2002 the Company entered into a capital lease for the purchase of equipment. The future minimum lease payments are as follows:


       Year               Lease Payment
------------------      ------------------
2004                    $            2,759
2005                                 1,922
2006                                     -
2007                                     -
2008                                     -
                        ------------------
Total                   $            4,681

                            DIAMOND RANCH FOODS, LTD
                             (Formerly Jerry's Inc.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
                                   (Continued)

NOTE 6 - NOTES PAYABLE

Notes Payable

         As of March 31, 2004 the Company had an outstanding short term note in the amount of $17,500 as shown on the accompanying balance sheet. This note is due on May 7, 2004 and carries a 0% interest rate.

         As of September 30, 2004 the Company has an outstanding note payable in the amount of $255,000. This loan carries with it an interest rate of 5% and no payments of interest or principal are due until the due date of September 30, 2009. As of September 30, 2004 interest on this loan is $1,257.

Factoring Line of Credit

         On November 25, 2002, the Company entered into an agreement with Platinum Funding Corp. where in Platinum Funding will purchase the majority of the Company's account receivable. Under the terms of the agreement, the Company would receive 75 percent of the purchase price up front and 25 percent would be held in reserves until the receivables are collected. Platinum funding extended up to $ 750,000 of credit.

         On November 17, 2003, the Company entered into an agreement with American Crest Capital, Inc. where in American Crest Capital will purchase the majority of the Company's account receivable. Under the terms of the agreement, the Company would receive 90 percent of the purchase price up front and 10 percent would be held in reserves until the receivables are collected. American Crest Capital has extended up to $1,200,000 of credit.

Convertible Debenture

         On March 19, 2002, the Company issued an convertible debenture in exchange for value received. The $150,000 is due and payable, with 6% interest, on April 1, 2004, unless sooner converted into shares of common stock. The debenture is convertible into 400,000 shares of common stock of the Company. In April 2004, MBC Food Corporation Issued 20,000,000 shares of common stock in exchange for the retirement of the $150,000 convertible debenture.

NOTE 7 - RELATED PARTY TRANSACTIONS

         As of September 30, 2004, shareholders have advanced the Company $112,500 payable on demand and does not carry an interest rate. This transaction has been recorded in the accompanying financial statements as Shareholder loans.

                            DIAMOND RANCH FOODS, LTD
                             (Formerly Jerry's Inc.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
                                   (Continued)

NOTE 8 - MERGER

         On May 1, 2004,  the  shareholders  of the Diamond  Ranch  Foods,  Ltd.
(formerly Jerry's Inc.) completed a stock purchase agreement with MBC Foods, Inc., a Nevada corporation. The merger was accounted for as a reverse merger, with MBC Foods, Inc. being treated as the acquiring entity for financial reporting purposes. In connection with this merger, Diamond Ranch Foods, Ltd.. (formerly Jerry's Inc.) issued 31,607,650 shares of common stock in exchange for the 100% of the issued and outstanding shares of capital stock of MBC Foods, Inc..

         For financial reporting purposes, Diamond Ranch Foods, Ltd. (formerly Jerry's Inc.) was considered the new reporting entity.

         The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.


                                                           March 31,
                                                             2004
                                                     ---------------------
Assets:                                              $                   -
                                                     =====================

Liabilities:                                         $                   -

Equity:
     Common Stock                                                       62
     Paid-In Capital                                               165,781
     Retained Deficit                                             (165,843)
                                                     ---------------------
          Total Stockholders Equity                                      -
                                                     ---------------------

          Total Liabilities and Equity               $                   -
                                                     =====================

         The aggregate purchase price was 31,607,650 common shares at $0.000821.

NOTE 9 - STOCK TRANSACTIONS

         In April 2004 the Board of Directors approved a 50:1 reverse stock split.

         On June 10, 2004, the Company issued 24,000,000 shares of common stock under reg. D for cash at $0.00025 per share.

         On June 24, 2004 The Company issued 600,000 shares of common stock for $0.00025 per share in return for investor relation services.

         On July 8, 2004 the Company issued 200,000 shares of common stock for $0.00025 per share in return for an independent research report.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

         On March 27, 2002, MBC Foods, Inc., ("MBC") and Diamond Ranch Foods, Ltd., (Formerly Jerry's Inc.)("Diamond Ranch") executed an Agreement that provides for the Acquisition of MBC by Diamond Ranch in a reverse merger. See "The Merger." The following unaudited pro forma condensed combined financial statements are based on the year ended March 31, 2004 audited unaudited historical financial statements of MBC and Diamond Ranch contained elsewhere herein, giving effect to the transaction under the purchase method of accounting, with MBC treated as the acquiring entity for financial reporting purposes. The pro forma condensed combined statement of operations for the year ended March 31, 2004 presents the results of operations of the Surviving Corporation, assuming the merger was completed on April 1, 2003. The unaudited pro forma condensed combined statement of operations for the six months ended September 30, 2004 have not been presented because there is no difference from the September 30, 2004 unaudited statement provided elsewhere in this filing.

         The pro forma condensed combined financial statements have been prepared by management of MBC and Diamond Ranch based on the financial statements included elsewhere herein. The pro forma adjustments include certain assumptions and preliminary estimates as discussed in the accompanying notes and are subject to change. These pro forma statements may not be indicative of the results that actually would have occurred if the combination had been in effect on the dates indicated or which may be obtained in the future. These pro forma financial statements should be read in conjunction with the accompanying notes and the historical financial information of both MBC and Diamond Ranch (including the notes thereto) included in this Form. See "FINANCIAL STATEMENTS."

                         FORMA STATEMENTS OF OPERATIONS
                        FOR THE YEAR ENDED MARCH 31, 2004

                                                                               Diamond
                                                             MBC                Ranch                                 Pro Forma
                                                            Foods,              Foods,            Pro Forma           Combined
                                                             Inc.                Ltd.
Adjustments Balance
                                                      ------------------  ------------------  -----------------   -----------------

Revenues                                              $        7,885,920  $                  -$                  -$       7,885,920
Cost of Goods Sold                                             6,801,535                   -                  -           6,801,535
                                                      ------------------  ------------------  -----------------   -----------------
Gross Profit                                                   1,084,385                   -                  -           1,084,385

Expenses:
   General & Administrative                                    2,052,087              49,603                  -           2,101,690
                                                      ------------------  ------------------  -----------------   -----------------

   Total Expenses                                              2,052,087              49,603                  -           2,101,690

Other Income (Expense)
   Grant                                                          50,000
   Interest Expense                                               (9,842)                  -                  -              (9,842)
                                                      ------------------  ------------------  -----------------   -----------------

      Total Other Income (Expense)                                40,158                   -                  -              40,158

Net Loss                                              $         (927,544) $          (49,603)                 -            (977,147)
                                                      ==================  ==================  =================   =================

Income (Loss) per share                               $          (0.16)   $          (3.67)   $           3.80  A $         (0.03)
                                                      ==================  ==================  =================   =================

Weighted average shares outstanding                            5,928,649              13,500         25,679,001 A        31,621,150
                                                      ==================  ==================  =================   =================















   See accompanying notes to unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(1)      GENERAL

         The shareholders of the Diamond Ranch Foods, Ltd. completed a stock purchase agreement with MBC Foods, Inc., a Nevada corporation. The merger was accounted for as a reverse merger, with MBC Foods, Inc. being treated as the acquiring entity for financial reporting purposes. In connection with this merger, Diamond Ranch Foods, Ltd.. issued 31,607,650 shares of common stock in exchange for the 100% of the issued and outstanding shares of capital stock of MBC Foods, Inc..

         For financial reporting purposes, Diamond Ranch Foods, Ltd. was considered the new reporting entity.

         For purposes of preparing these pro forma financial statements, certain assumptions as set forth in the notes to the pro forma adjustments have been made in allocating the sales price to the net assets sold. As such, the pro forma adjustments discussed below are subject to change based on final appraisals and determination of the fair market value of the assets and liabilities of Diamond Ranch.

(2)      FISCAL YEAR ENDS

         The pro forma condensed combined statements of operations for the year ended March 31, 2004 include MBC's and Diamond Ranch's operations on a common fiscal year.

(3)      PRO FORMA ADJUSTMENTS

         The adjustments to the accompanying unaudited pro forma condensed combined statements of operations are described below:

         (A) To show additional shares of common stock issued in completion of purchase agreement and the effects on earnings per share.

                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       DIAMOND RANCH FOODS, LTD.
                                             (Registrant)



DATE:    November 18, 2004             By: /s/ Joseph Maggio
                                          --------------------------------------
                                          Joseph Maggio, Chairman, CEO, Director


         Pursuant to the requirements of Section 12 of the Securities Exchanges Act of 1934, this Form 10-SB has been signed by the following persons in the capacities with Diamond Ranch Foods, Ltd. and on the dates indicated.

Dated: November 18, 2004             /s/ Joseph Maggio
                                     Joseph Maggio, Chairman, CEO, and Director

Dated: November 18, 2004             /s/ Louis Vucci, Jr.
                                     Louis Vucci, Jr., President and Director

Dated: November 18, 2004             /s/ Philip Serlin
                                     Philip Serlin, Chief Operations Officer and
                                     Director

Dated: November 18, 2004             /s/ William DeMarzo
                                     William DeMarzo, Chief Financial Officer















                                       17